UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Response to Inquiry Relating to Press Reports (Denial)

On November 20, 2023, Woori Financial Group Inc. (“Woori Financial Group”) disclosed its final response to an official request made by the Korea Exchange on October 26, 2023 to address press reports regarding potential plans by Woori Financial Group to acquire Sangsangin Savings Bank.

Woori Financial Group had reviewed acquiring a stake in Sangsangin Savings Bank as part of the group’s plan to strengthen its competitiveness in the savings banking sector, but has decided not to pursue the acquisition.

ø	Related Disclosure

-	Form 6-K on October 27, 2023, Response to Inquiry Relating to Press Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: November 20, 2023	By:	/s/ Sung-Wook Lee
(Signature)
	Name:	Sung-Wook Lee
	Title:	Deputy President